SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                                IVAX CORPORATION
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    465823102
                                 (Cusip Number)

                           Richard C. Pfenniger, Jr.,
                            4400 Biscayne Boulevard,
                         Miami, FL 33137 (305) 575-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                  Page 1 of 50

                            Exhibit Index on Page 11

- ----------------------------------                        ---------------------
CUSIP No. 966524-10-0                     13D               Page 2 of 50 Pages
- ----------------------------------                        ---------------------


- -------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILIP FROST, M.D.

           SS# ###-##-####
- -------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group    (a) |X|
                                                               (b) |_|

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- -------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-                      --------------------------------------------------
CIALLY                        8         SHARES VOTING POWER
OWNED BY                                   15,123,684
EACH                         --------------------------------------------------
REPORTING                     9         SOLE DISPOSITIVE POWER
PERSON                                            0
WITH                         --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                           15,123,684
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,123,684
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.43%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
- -------------------------------------------------------------------------------

- ----------------------------------                        ---------------------
CUSIP No. 966524-10-0                     13D               Page 3 of 50 Pages
- ----------------------------------                        ---------------------


- -------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA, LIMITED PARTNERSHIP

           IRS I.D. #59-2749083
- -------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group    (a) |X|
                                                               (b) |_|

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
- -------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-                      --------------------------------------------------
CIALLY                        8         SHARES VOTING POWER
OWNED BY                                   15,123,684
EACH                         --------------------------------------------------
REPORTING                     9         SOLE DISPOSITIVE POWER
PERSON                                            0
WITH                         --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                           15,123,684
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,123,684
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.43%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
- -------------------------------------------------------------------------------

- ----------------------------------                        ---------------------
CUSIP No. 966524-10-0                     13D               Page 4 of 50 Pages
- ----------------------------------                        ---------------------


- -------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA CORPORATION

           IRS I.D. #59-274-9057
- -------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group    (a) |X|
                                                               (b) |_|

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
- -------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-                      --------------------------------------------------
CIALLY                        8         SHARES VOTING POWER
OWNED BY                                   15,123,684
EACH                         --------------------------------------------------
REPORTING                     9         SOLE DISPOSITIVE POWER
PERSON                                            0
WITH                         --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                           15,123,684
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,123,684
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.43%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
- -------------------------------------------------------------------------------

- ----------------------------------                        ---------------------
CUSIP No. 966524-10-0                     13D               Page 5 of 50 Pages
- ----------------------------------                        ---------------------


- -------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PATRICIA FRONT

           SS: ####-##-####
- -------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group    (a) |X|
                                                               (b) |_|

- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- -------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-                      --------------------------------------------------
CIALLY                        8         SHARES VOTING POWER
OWNED BY                                   163,034
EACH                         --------------------------------------------------
REPORTING                     9         SOLE DISPOSITIVE POWER
PERSON                                            0
WITH                         --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                           163,034
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           163,034
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.13%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
- -------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This is Amendment No. 15 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), Frost-Nevada Corporation and Patricia Frost (collectively, the "Reporting Persons"), with respect to Common Stock, $.10 par value (the "Shares") of IVAX Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth below.

Item 2.  Identity and Background.

                  Item 2 is amended and restated in its entirety as follows:

                  Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

                  The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

                  Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder, a director and an officer of Frost-Nevada Corporation. Neil Flanzraich is a director and an officer of Frost-Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

                  Patricia Frost is retired. Mrs. Frost's residence address is 125 East San Marino Drive, Miami, Florida, 33139. Mrs. Frost is the wife of Dr. Frost.

                  To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost, Mrs. Frost and Mr. Flanzraich is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is amended and supplemented as follows:

                  The aggregate purchase price of Shares of the Issuer purchased by the Partnership, Phillip Frost, M.D. and Patricia Frost reported in this Amendment No. 15, including the payment of commissions, was $3,428,225, $14,612,633.25 and $585,750, respectively. The source of funds used in making these purchases was working capital of the Partnership and the personal funds of Phillip Frost, M.D. and Patricia Frost. No portion of the consideration used by the Reporting Persons in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.  Purpose of Transaction.

                  Item 4 is amended in its entirety and restated as follows:

                  The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                  Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is amended in its entirety and restated as follows:

                                AMOUNT OF SHARES          PERCENTAGE
         NAME                   BENEFICIALLY OWNED          CLASS*
         ----                   ------------------        ----------
Phillip Frost, M.D.             15,123,684**                12.43%

Frost-Nevada Corporation        15,123,684**                12.43%

Frost-Nevada, Limited           15,123,684**                12.43%
Partnership

Patricia Frost                     163,034***                0.13%
- ----------------------------
* Based on 121,667,400 Shares consisting of 121,457,902 Shares outstanding as of June 30, 1996, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and assumes (i) the exercise by Phillip Frost, M.D. of options to purchase 193,750 Shares and (ii) the conversion by the Partnership of $500,000 in principal amount of the Issuer's 6 1/2% Subordinated Convertible Notes due in 2001 into 15,748 Shares.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

*** These Shares are owned of record by Patricia Frost. Dr. Frost disclaims beneficial ownership of these Shares.


         The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

                  Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer since the date of the last statement filed by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended in its entirety and restated as follows:

                  Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer.

                  On February 19, 1993, the Issuer granted Dr. Frost options to purchase 200,000 Shares at $21 1/8 per Share which expire on February 18, 2000. On February 25, 1994, the Issuer granted Dr. Frost options to purchase 50,000 Shares at $34 7/8 per Share which expire on February 24, 2001. On February 24, 1995, the Issuer granted Dr. Frost options to purchase 75,000 Shares at $20.625 per Share which expire on February 23, 2002. On February 21, 1996, the Issuer granted Dr. Frost options to purchase 75,000 Shares at $26.75 per Share which expire on February 20, 2003. These options are subject to the terms and conditions of the Issuer's 1985 Stock Option Plan and/or 1994 Stock Option Plan.

                  The descriptions of the Stock Option Agreements contained herein is not intended to be complete and is qualified in its entirety by reference to these Agreements which are attached hereto as Exhibits 7 through 10 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement.

         2. Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

         3. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         4. Description of transactions in the Issuer's Shares by Patricia Frost.

         5.       Power of Attorney granted to Phillip Frost, M.D. by Neil
                  Flanzraich.

         6. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

         7. Stock Option Agreement, dated April 3, 1993, between IVAX Corporation and Phillip Frost, M.D.

         8. Stock Option Agreement, dated April 15, 1994, between IVAX Corporation and Phillip Frost, M.D.

         9. Stock Option Agreement, dated February 24, 1995, between IVAX Corporation and Phillip Frost, M.D.

         10. Stock Option Agreement, dated February 21, 1996, between IVAX Corporation and Phillip Frost, M.D.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                     /s/ Phillip Frost, M.D.
Date: August 20, 1996                Phillip Frost, M.D.


                                     FROST-NEVADA, LIMITED
                                     PARTNERSHIP


                                     *
Date: August 20, 1996                Neil Flanzraich
                                     President of Frost-Nevada Corporation,
                                     General Partner


                                     FROST-NEVADA CORPORATION


                                     *
Date: August 20, 1996                Neil Flanzraich
                                     President



Date: August 20, 1996                 /s/ Patricia Frost
                                      Patricia Frost



*By/s/ Phillip Frost, M.D.
         Phillip Frost, M.D.
         (Attorney-in-fact pursuant
          to Power of Attorney)

                                  EXHIBIT INDEX


EXHIBIT DESCRIPTION                                                        PAGE
- ------- -----------                                                        ----
1       Joint Filing Agreement.

2 Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

3       Description of transactions in the Issuer's Shares by Phillip
        Frost, M.D.

4       Description of transaction in the Issuer's Shares by Patricia
        Frost.

5       Power of Attorney granted to Phillip Frost, M.D. by Neil
        Flanzraich.

6       Second Amended and Restated Agreement of Frost-Nevada,
        Limited Partnership, Frost-Nevada Corporation and Phillip
        Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

7       Stock Option Agreement, dated April 3, 1993, between IVAX
        Corporation and Phillip Frost, M.D.

8 Stock Option Agreement, dated April 15, 1994, between IVAX Corporation and Phillip Frost, M.D.

9 Stock Option Agreement, dated February 24, 1995, between IVAX Corporation and Phillip Frost, M.D.

10 Stock Option Agreement, dated February 21, 1996, between IVAX Corporation and Phillip Frost, M.D.